1. **General**

   a. *Organization*

   The accompanying statement of financial condition includes the accounts of Morningstar Investment Services LLC (the Company, we, our). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, the Ultimate Parent) are affiliates of the Company.

   Effective December 31, 2015, Morningstar Investment Management LLC (MIM, the Parent) elected to reorganize the structure of the Company, into a limited liability company (i.e., Morningstar Investment Services LLC) and transferred ownership of that limited liability company to MIM in the form of a capital contribution.

   The Company, a Delaware limited liability company effective from January 1, 2016, is a securities broker/dealer and investment adviser registered with the Securities and Exchange Commission (the SEC) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC). The Company provides portfolio-management services for financial advisors and intermediaries. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, which is the Parent. The Parent currently has no plans to terminate the Company's limited liability company agreement.

   COVID-19 Update

   We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how it affects team members, customers, suppliers, and global markets. Given the dynamic nature of these circumstance, the long-term of the COVID-19 pandemic on our ongoing business, results of operations, and overall future financial performance cannot be reasonably estimated at this time.

2. **Summary of Significant Accounting Policies**

   a. *Basis of Presentation and Management's Use of Estimates*

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   b. *Cash*

   The Company has a cash balance of $29,614,452 as of December 31, 2020. The Company holds its cash with a federal insured institution. Cash balances with the institution may be in excess of federally insured limits. The Company has not realized any losses in such accounts and believes it is not exposed to any significant credit risk.

c. *Fees Receivable*

Fees receivable represent advisory fees and shareholder servicing fees due from third parties and are recorded at their net realizable value. We maintain an allowance for credit losses based on our estimate of the probable losses of fees receivable.

As of December 31, 2020, the Company had $6,084,076 of fees receivable, net of $4,169 of allowance for doubtful accounts. The Company has not realized any impairment losses on receivables during 2020 or in prior periods.

d. *Due to Ultimate Parent and Due to Parent*

Due to Ultimate Parent and Due to Parent include amounts due to the Ultimate Parent and Parent, respectively, which relate to intercompany agreements. See Note 5, Related-Party Transactions, for additional information about these balances.

e. *Income Taxes*

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements.

f. *Accounting for Sabbatical Leave*

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absenses*, the Company records a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2020, the Company had accrued $378,365 for sabbatical earned by eligible employees which is included in accounts payable and accrued expenses on the statement of financial condition.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or $6 \frac{2}{3}\%$ of aggregate indebtedness, as defined.

At December 31, 2020, the Company had net capital, as defined, of $22,433,316, which was $21,984,337 greater than the required minimum net capital of $448,979. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.30 to 1.

4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Ultimate Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2020, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period.

5. Related-Party Transactions

   a. *Intercompany Agreements*

   The Company has relationships with the Ultimate Parent and the Parent in the form of intercompany agreements whereby the Company engages them to provide certain services and support.

   Intercompany Activity with Ultimate Parent

   Intercompany activities between the Company and the Ultimate Parent include, but are not limited to, infrastructure, personnel support, insurance, data, databases, investment research, and reports.

   At December 31, 2020, the Company had a payable to the Ultimate Parent in the amount of $2,870,539 with no intercompany receivable balance.

   Intercompany Activity with Parent

   Intercompany activities between the Company and the Parent include, but are not limited to, operational and client service support, and the construction and ongoing monitoring of portfolios.

   At December 31, 2020, the Company had a payable to the Parent in the amount of $756,896, with no intercompany receivable balance.

   b. *Intercompany Loans*

   The Company and the Ultimate Parent have an intercompany loan agreement. As of December 31 2020, the Company funded the Ultimate Parent $93,900,000 in cash and recorded $8,642,014 of related interest receivable on the loan.

   The interest rate for 2020 was 2.6% which is the 2020 Federal short-term rate plus one percent. No interest is paid currently for this loan and interest earned during 2020 was $2,552,277. The agreement automatically renews for an additional one-year term on December 31 of each year, unless either party provides written notice of non-renewal at least 60 days prior to the expiry of the then-current term. The interest rate for this loan is agreed by both parties on an annual basis. The Company assessed the collectibility of the Loan to Ultimate Parent and related interest receivable concluding that no valuation allowance is required as the Ultimate Parent has the intent and ability to repay the outstanding balance in its entirety. The Ultimate Parent may terminate this agreement at any time without penalty by repaying the principal balance, together with all accrued interest.